Exhibit 99.1

TURBOSONIC TECHNOLOGIES REPORTS SECOND QUARTER OPERATING RESULTS

For Immediate Release
Waterloo, Ontario, Canada
February 15, 2011

TURBOSONIC TECHNOLOGIES, INC. (OTC Bulletin Board – TSTA), a global provider of clean air technologies, today announced the following operating results for its second quarter ended December 31, 2010.

	Three Months Ended		Six Months Ended
US Dollars	12/31/10	12/31/09	12/31/10	12/31/09

Total Revenues	$1,701,653	$3,504,842	$4,264,769	$11,017,430
(Loss) before Income Taxes	$(1,118,880)	$(520,366)	$(1,790,574)	$(496,247)
(Recovery of) Income Taxes	$(179,569)	$(222,408)	$(412,423)	$(215,516)
Net (Loss)	$(939,311)	$(297,958)	$(1,378,151)	$(280,731)
Basic (Loss) Per Share	$(0.06)	$(0.02)	$(0.09)	$(0.02)
Weighted Average Number of Shares Outstanding	15,926,427	15,138,054	15,563,084	15,137,005

Revenues decreased by $1,803,189 (51%) to $1,701,653 in the three months ended December 31, 2010 over the same period ending December 31, 2009. In these comparable periods, loss before income taxes increased $598,514 to $1,118,880 and after-tax loss increased $641,353 to a net loss of $939,311. Our backlog of orders at December 31, 2010 was approximately $8.4 million compared to $2.3 million at December 31, 2009.

The increased activity we reported in our first quarter report has delivered orders totaling $9.2 million in the first six months ending December 31, 2010. These orders are generally unrelated to new and anticipated US EPA regulations and new products, which are expected to influence new opportunities going forward.

Commenting on the Company’s results, Edward Spink, TurboSonic CEO, said, "The low backlog of orders carried into the current fiscal year coupled with low bookings in the first quarter have resulted in disappointing results for the second quarter despite the significant increase in bookings, which will favorably impact future quarters. We have continued to work on long term strategies to enhance our technologies, establish marketing agreements for complementary products and develop international growth markets. These efforts have resulted in an increase in orders from international markets which we believe will be complemented by an increase in the demand for our products resulting from the economic recovery, introduction of new products and new regulations.”

www.turbosonic.com

TurboSonic Technologies (www.turbosonic.com) designs and markets air pollution control technologies to industrial customers worldwide. Its products help companies in the Cement and Mineral Processing, Ethanol & Biofuels, Metals & Mining, Petrochemicals, Power Generation, Pulp & Paper, Waste Incineration, and Wood Products industries meet the strictest emissions regulations, improve performance and reduce operating costs.

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statement. Factors that impact such forward-looking statements include, among others, changes in general economic conditions, interest rates, government regulations, and competition. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statement, see the annual report on Form 10-K and other documents the Company files from time to time with the Securities and Exchange Commission.

TurboSonic Technologies, Inc. (OTC Bulletin Board: TSTA - News)

Contact:

Ed Spink, CEO
espink@turbosonic.com
519-885-5513 ext. 214

TurboSonic Inc.	TurboSonic Technologies, Inc.
Canadian Office	US Office	Italian Office
550 Parkside Drive	172 Mine Lake Court, Suite 200	VIA IV Novembre, 92
Waterloo, ON, Canada N2L 5V4	Raleigh, NC, USA 27615	Bollate, Milano, 20021, Italy
Tel: 519-885-5513	Tel: 919-844-0411	Tel: 39-02-38305384
Fax: 519-885-6992	Fax: 919-846-0055	Fax: 39-02-33301943
info@turbosonic.com	info@turbosonic.com	info.eu@turbosonic.com